UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-15665

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __08/01/2022__ AND ENDING __07/31/2023__
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Brown Associates, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

819 Broad Street
                          (No. and Street)

Chattanooga	**TN**	**37402**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Huxley Brown	**423-267-3776**	hbrown@brownassoc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co., PLLC
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	**Knoxville**	**TN**	**37932**
(Address)	(City)	(State)	(Zip Code)

November 5, 2003	**910**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, __Huxley Brown__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Brown Associates, Inc.__, as of __July 31__, 23__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: __President__

Sibyl R. Rector
Notary Public Sibyl Rector
My commission expires 10-27-2026

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BROWN ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

JULY 31, 2023

BROWN ASSOCIATES, INC.

INDEX TO REPORT

JULY 31, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Brown Associates. Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown Associates, Inc. (the "Company")(a Tennessee Corporation) as of July 31, 2023, the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Supplementary Information on page 11 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Brown Associates, Inc.'s auditor since 2014.
Knoxville, Tennessee
September 25, 2023

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*

BROWN ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2023

ASSETS

ASSETS

Cash and cash equivalents	$	342,716
Deposits with clearing organizations - restricted		10,000
Receivable from clearing organizations		11,792
Office equipment and leasehold improvements,		
less accumulated depreciation of $58,636		1,207
Right of use asset- operating lease		3,935
Prepaid federal tax		20,310
Prepaid state tax		7,432
Other prepaid expenses		6,616
Deferred taxes		806
Total assets	$	404,814

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	5,838
Operating lease liability		3,935
Total liabilities		9,773

STOCKHOLDERS' EQUITY

Common stock, no par value, $2 stated value, authorized		
1,000 shares, issued 500 shares		1,000
Retained earnings		394,041
Total stockholders' equity		395,041
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	404,814

BROWN ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JULY 31, 2023

REVENUES
Revenue from contracts with customers:
Brokerage commissions	$ 785,220
Other revenue:	
Other revenue	7,834
Total revenue, net	793,054

EXPENSES
Officer salaries	436,941
Employee compensation and benefits	258,691
Regulatory fees and expenses	11,639
Occupancy	20,471
Other	74,310
Total expenses	802,052

LOSS BEFORE INCOME TAXES	(8,998)
Income tax benefit	806
NET LOSS	$ (8,192)

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JULY 31, 2023

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance at August 1, 2022	$ 1,000	$ 602,233	$ 603,233
Dividends	-	(200,000)	(200,000)
Net loss	-	(8,192)	(8,192)
Balance at July 31, 2023	$ 1,000	$ 394,041	$ 395,041

The accompanying notes are an integral part of the financial statements.

4

BROWN ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2023

CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$	(8,192)
Non cash income/expenses included in net loss:		
Depreciation		82
Deferred tax		(806)
(Increase) decrease in operating assets:		
Receivables from clearing organizations		(6,269)
Prepaid state taxes		719
Prepaid federal taxes		(830)
Other prepaid expenses		(2,789)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		3,886
Net cash from operating activities		(14,199)
CASH FLOW FROM FINANCING ACTIVITIES		
Dividends paid		(200,000)
Net cash from financing activities		(200,000)
NET CHANGE IN CASH		(214,199)
Cash and cash equivalents - beginning of year		556,915
Cash and cash equivalents - end of year	$	342,716
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Right of use assets obtained from operating lease liabilities	$	4,093

BROWN ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2023

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brown Associates, Inc. (the "Company") is a Tennessee corporation formed in 1969. The Company is a non-carrying broker dealer that provides general investment and management advisory services relating to investment venture capital and pension and profit sharing plans as well as investment banking services. Additionally, the Company sells and distributes various investments such as securities, mutual funds, and insurance contracts. The Company does not ordinarily provide credit to its customers. Fees and commissions are normally received from the entities offering the various investments.

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the depreciable assets. Estimated useful lives are as follows:

Asset	Life
Office equipment	3-7 years
Leasehold improvements	15-39 years

Concentration of Risk

The Company maintains cash on deposit with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits. Cash equivalents include investments which are not insured by the Federal Deposit Insurance Corporation (FDIC) but may be insured by the Securities Investor Protection Corporation (SIPC). At times, these investments may be in excess of SIPC limits.

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain tax positions (Continued)

With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2020.

The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09 – *Revenue Recognition from Contracts with Customers (Topic 606).* The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry specific accounting principles and replaces them with a unified, five step approach that includes: (1) identifying the contract(s) with the customer; (2) identifying the performance obligation(s) in the contract(s); (3) determining the transaction price; (4) allocating the transaction price to the performance obligation(s) in the contract(s); and (5) recognizing revenue as the performance obligation(s) are satisfied.

Brokerage commissions–The Company earns commissions primarily from brokering commercial real estate investments, discount stock brokerage services, and life insurance sales. Funding for the commercial real estate investments are held by an escrow agent until finalization of the funding. Upon finalization the commission is paid and recognized as revenue. The Company records commissions from life insurance companies as income when received. The Company earns commissions from trading securities on behalf of its customers through a brokerage clearing firm. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the principal is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

(Continued)

NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs are expensed as incurred. There was no advertising expense for the year ended July 31, 2023.

NOTE 2–OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements and accumulated depreciation are as follows:

Office equipment	$	54,217
Leasehold improvements		5,626
		59,843
Less accumulated depreciation		(58,636)
Total	$	1,207

Depreciation expense was $82 for the year ended July 31, 2023.

NOTE 4 – INCOME TAXES

Provisions for income taxes is comprised of the following elements:

Deferred tax benefit:		
Federal	$	(615)
State		(191)
Provision for income tax benefit	$	(806)

Deferred tax assets and liabilities are estimated using a 21% federal rate and a 6.5% state rate.

The components of the Company's deferred tax assets/(liabilities) are as follows:

Deferred taxes consist of the following:

Deferred tax assets – state	$	191
Deferred tax assets – federal		616
Net deferred tax assets	$	806

Deferred taxes resulted from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to financial statement purposes as follows:

State net operating loss carryforwards	$	191
Federal net operating loss carryforwards		616
Net deferred tax assets	$	806

(Continued)

NOTE 4 – INCOME TAXES (Continued)

The federal net operating loss carryforward will expire in the 2042 tax year and the state net operating loss carryforward will expire in the 2037 tax year.

The following is an analysis of differences between financial statement income and the tax return income.

Financial statement loss	$ (8,192)
Federal and state tax benefit	(806)
Officer life insurance	6,069
Tax return loss	$ (2,929)

NOTE 5–RELATED PARTY TRANSACTIONS

The Company leases its building on a month-to-month basis from Ed Brown Family L.P. Certain members of the Brown Family are stockholders of Brown Associates, Inc. Rental expense for the year totaled $12,000.

Garth and Brown Investment Management, LLC is owned by a stockholder of Brown Associates, Inc. Garth and Brown reimburses Brown Associates, Inc. on an as needed basis for expenses paid on their behalf. For the year ending July 31, 2023, reimbursed expenses were $2,181.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At July 31, 2023, the Company had net capital of $357,358, which was $307,358 in excess of its minimum dollar net capital requirement of $50,000. The Company's net capital ratio was 1.63 to 1.

NOTE 7–LEASE COMMITMENT

The Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842). As a result of the adoption of the new lease accounting guidance, the Company recognized on June 20, 2023 (a) a lease liability of $4,093, which represents the present value of the remaining lease payments of $93, discounted using the Company's incremental borrowing rate of 4.13%, and (b) a right-of-use asset of $4,093 for office equipment.

The weighted average remaining lese term in years is 3.83 years and the weighted average discount rate is 4.13%

(Continued)

NOTE 7 – LEASE COMMITMENT (Continued)

The following is a maturity analysis of the annual undiscounted cash flows of the lease liability as of July 31, 2023:

Year ending July 31:	
2024	$1,112
2025	1,112
2026	1,112
2027	909
Total	4,245
Present value discount	(310)
Total lease liabilities	$3,935

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date, through the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

SUPPLEMENTARY INFORMATION

BROWN ASSOCIATES, INC.

SCHEDULE - 1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF JULY 31, 2023

(See Report of Independent Registered Public Accounting Firm)

Net Capital:

Stockholders' equity allowable for net capital	$	395,041
Add: Other (deductions) or allowable credits:		
		-
Total capital allowable		395,041
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		1,207
Prepaid state taxes		7,432
Prepaid federal taxes		20,310
Other assets		7,422
		36,371
Net capital before haircuts on securities positions		358,670
Haircuts on securities		
Exempted securities		1,312
		1,312
NET CAPITAL	$	357,358
AGGREGATE INDEBTEDNESS	$	5,838
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital	$	389
Minimum dollar net capital requirement	$	50,000
Excess net capital	$	307,358
Excess net capital at 1,000 percent	$	297,358
Percentage of aggregate indebtedness to net capital		1.63%

There is no material difference between the preceding computation and the Company's
corresponding unaudited part II of form X-17A-5 as of July 31, 2023

11

BROWN ASSOCIATES, INC.
July 31, 2023

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.



RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Brown Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brown Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) ("exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
September 25, 2023



RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Shareholders of Brown Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended July 31, 2023. Management of Brown Associates, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended July 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended July 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended July 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended July 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

Listening Better, Trying Harder, Caring More. That's Rodefer Moss.

This report is intended solely for the information and use of the Company's Shareholders and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
September 25, 2023

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	**SIPC-7**
(36-REV 12/18)	Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001	(36-REV 12/18)

General Assessment Reconciliation

For the fiscal year ended **07/31/2023**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Brown Associates, Inc.
819 Broad Street
Chattanooga, TN 37402

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Huxley Brown 423-267-3776

2. A. General Assessment (Item 2e from page 2) — $1190

    B. Less payment made with SIPC-6 filed (exclude interest) — (720)
       02-23-2023
          Date Paid

    C. Less prior overpayment applied — (0)

    D. Assessment balance due or (overpayment) — 470

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — 0

    F. Total assessment balance and interest due (or overpayment carried forward) — $470

    G. PAYMENT: √ the box
       Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑ $470
       Total (must be same as F above)

    H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brown Associates, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the **5th** day of **September** , 20 **23** .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 08-01-2022
and ending 07-31-2023

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $793,054

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C). 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

Enter the greater of line (i) or (ii) 0

Total deductions 0

2d. SIPC Net Operating Revenues $793,054

2e. General Assessment @ .0015 $1190

(to page 1, line 2.A.)

2

EXEMPTION REPORT

Brown Associates, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended July 31, 2023, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

_____   9-25-2023
Huxley Brown   Date
President